Exhibit 1.1

CHINA UNICOM LIMITED (stock code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (“the Board”) of China Unicom Limited (“the Company”) announces that Mr. Wong Wai Ming (“Mr. Wong”) has been appointed as Independent Non-Executive Director of the Company with effect from 19 January 2006.

Mr. Wong Wai Ming, aged 48, is an executive director and chief executive officer of Roly International Holdings Limited, a company listed in Singapore, and an executive director of Linmark, a company listed in Hong Kong. Mr. Wong is also an independent non-executive director of Lenovo Group Limited, I.T Limited and China Glass Holdings Limited, all listed in Hong Kong. Prior to his current executive position, he was an executive director and chief executive officer of the Sing Tao News Corporation Limited, a company listed in Hong Kong. Before joining Sing Tao News Corporation, he worked as an investment banker and has more than 15 years of experience in investment banking business in Greater China and was a member of listing committee of the Hong Kong Stock Exchange. Mr. Wong is a chartered accountant and holds a Bachelor of Science degree (with Honours) from the University of Manchester, Institute of Science and Technology in the United Kingdom.

Mr. Wong does not have any service contract with the Company. The terms of services agreed between Mr. Wong and the Company do not include a specific length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Mr. Wong is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Wong will receive a remuneration of HK$300,000 per annum. The remuneration has been determined with reference to his duties and the prevailing market conditions. Apart from the remuneration mentioned above, Mr. Wong is not entitled to any bonus or other emoluments.

Mr. Wong does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company, nor does he hold any other positions with the Company or any of its subsidiaries. As at the date of this announcement, Mr. Wong does not have interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wong has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

The Board sends its warmest welcome to Mr. Wong for his appointment as Director of the Company.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Qiuhong, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus and Wong Wai Ming

By Order of the Board China Unicom Limited Li Qiuhong Executive Director

Hong Kong, 19 January 2006

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